EXHIBIT 3.2

Amendment to the Bylaws of Golden Matrix Group, Inc.

Effective January 29, 2025, Article IV, Section 15 of the Bylaws of Golden Matrix Group, Inc. (the “Company” and the “Bylaws”), is amended and restated in its entirety to read as follows:

“Section 15. Number and Qualification. The authorized number of directors of the corporation shall be six (6); provided that no decrease in the number of directors shall shorten the term of any incumbent directors. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.”

Effective January 29, 2025, Article IV, Section 20 of the Bylaws is amended and restated in its entirety to read as follows:

“Section 20. Removal. Subject to the Articles of Incorporation, and any designation of preferred stock of the Corporation, any director may be removed by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.”